March 10, 2023

Mr. Raymond Be

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Kingsbarn Dividend Opportunity ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided. The comments related to Post-Effective Amendment (“PEA”) No. 38 to the registration statement of the Trust, which was filed on December 27, 2022 under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to reflect material changes to the investment objective and principal investment strategies of the Kingsbarn Tactical Inflation ETF, and to reflect a new name, Kingsbarn Dividend Opportunity ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Prospectus

1.	Comment: We note that the Fund has a completely different investment strategy. Please confirm that, as of yet, the Fund does not have any shareholders.

Response:      We confirm that the Fund does not currently have any shareholders.

2.	Comment: Please explain how making the changes in the PEA as an amendment to the registration statement of an existing series, as opposed to an amendment adding a new series, is consistent with the text and policy of Rule 485(a). Please further explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective 75 days after filing (as opposed to 60 days).

Response:      The 75-day effectiveness provision of Rule 485(a)(2) relates to registrant adding a new series. The Fund is an existing series of the Trust, not a new series, as the result of the effectiveness of the PEA will not result in an increase in the number of registered series of the Trust. The PEA was filed under Rule 485(a)(1) for the purpose of making material changes to the existing series’ name and investment strategy. Filing under 485(a)(1) is not unfair to other registrants as they are also able to make material changes to existing series under this provision.

JOHN H. LIVELY ● MANAGING PARTNER
11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112 Practus, LLP ● John.Lively@Practus.com ● Practus.com

3.	Comment: Please state earlier in the prospectus (i.e., in the first or second paragraph under “Principal Investment Strategies”) that the Fund intends to invest in a portfolio of only 11- 13 companies.

Response:      The requested change has been made. Please note that the number of companies will be changed to 11-18 in the 485(b) filing.

4.	Comment: Please adopt an 80% investment policy with respect to the term “dividend” in the Fund’s name. Also, please disclose a reasonable definition of a “dividend paying security.”

Response:      The requested change has been made.

5.	Comment: The prospectus discloses that the Fund will concentrate its investments in mortgage real estate investment trusts (“REITs”). Please consider providing a rough estimate of the anticipated allocations to each of the asset classes noted in the three bullets in the second paragraph under “Principal Investment Strategies” (residential and commercial REITs, BDCs, and VDLs).

Response:      The Fund is an actively-managed fund and the allocations to the various asset classes will change as market conditions change. No change is being made to the disclosure.

6.	Comment: In the first bullet in the second paragraph under “Principal Investment Strategies,” please verify the types of REITs that the Fund intends to invest in, rather than simply describing what the various types of REITs invest do, and provide more detail on the types of investments that the Fund intends to invest in (e.g. will the Fund investment in REITs that in turn invest in high yield bonds?)

Response:      The Registrant believes that the current disclosure adequately describes the types of REITs in which the Fund intends to invest, and in turn, the types of investments made by the REITs in which the Fund will invest. The Fund’s REIT investments will not invest in high yield bonds. No changes to the disclosure are being made.

7.	Comment: If true, please clarify that although the REITs may invest in highly rated investments, the REITs themselves may not be highly rated. Consider enhancing the risk disclosure to more fully address the REITs’ sensitivity to underlying social and economic trends, interest rates and credit risk. In addition, please consider enhancing the risk disclosure (possibly in Item 9) to more specifically address current risks (for example, the risk of increased defaults on commercial mortgage REITs in light of the current commercial real estate market).

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Response:      The REITs in which the Fund will invest are publicly-traded equity securities and, as such, are not rated. The Registrant believes that the current disclosure is adequate and does not suggest otherwise. The Registrant has added disclosure as noted in the response to comment 12 regarding inflation and increases in interest rates and has added additional language in Item 9 regarding current market conditions for REITs that invest in commercial mortgages.

8.	Comment: Supplementally, with a view toward improving the disclosure, please state the types of lenders that are considered “Venture Debt Lenders” including, for example, whether they are publicly-listed companies. Also, please note that while REITs and BDCs are included in the first paragraph under “Principal Investment Strategies”, Venture Debt Lenders are not. Briefly explain how these investments fit into the portfolio.

Response:      The Venture Debt Lenders in which the Fund will invest will be publicly-listed companies that have elected to meet the investment and dividend distribution requirements to qualify as Business Development Companies. The business element that characterizes a Venture Debt Lender is that it provides debt capital to early-stage private companies that are supported by venture capital and private equity funds.

9.	Comment: On page 4 of the prospectus, in the disclosure relating to “Agency Mortgage-Backed Securities,” please add that such securities involve interest rate risk in addition to prepayment risk.

Response:      The requested change has been made.

10.	Comment: Please confirm whether investing in derivatives is a principal investment strategy of the Fund. To the extent that it is not, move the discussion of derivatives to Item 9.

Response:      The references to investments in derivatives in the prospectus state that the issuers in which the Fund may invest, and not the Fund itself, may invest in derivatives. As a result, the indirect risks to the Fund as a result of investment is such issuers is included in the risk disclosures. The Adviser does not presently intend to use derivatives in the Fund. No changes are being made to the prospectus disclosure regarding derivatives.

11.	Comment: In the description of the risks of investing in BDCs, the fourth paragraph appears to be duplicative. Please remove the duplicative disclosure.

Response:      The Trust respectfully disagrees that this entire paragraph is duplicative, but has removed certain duplicative language from the paragraph.

12.	Comment: In the description of the risks of investing in mortgage-related securities, please consider enhancing the risk disclosure in light of current market conditions to address the increased risks due to inflation and rising interest rates.

Response:      Additional risk disclosure has been included under “Interest Rate Risk.”

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13.	Comment: In the description of the risks of other equity securities, to the extent that the Fund intends to invest in preferred stock as a principal investment strategy, please discuss in the “Principal Investment Strategies” section of the prospectus. If not, please move to Item 9. This comment also applies to investments in rights and warrants.

Response:      The Fund does not intend to invest in preferred stock, rights or warrants as a principal investment strategy. The disclosure relating to these securities has been removed.

14.	Comment: In the risk factor “Liquidity Risk,” please explain the context of this risk given that the strategy invests in publicly-traded equity securities.

Response:      Although the Fund will primarily invest in publicly-traded equity securities, there is some risk that even these securities could become illiquid. In addition, the issuers in which the Fund invests may be adversely affected by illiquidity in the markets in which they trade. The disclosure has been modified to reflect that this risk factor is also relevant for the underlying issuers in which the Fund invests.

15.	Comment: Please consider whether “National Closed Market Trading Risk” under “ETF Structure Risk” is relevant given the Fund’s investments in non-US securities and consider removing this risk factor.

Response:      This risk factor has been deleted.

16.	Comment: In general, given the nature of the Fund’s intended concentration in REITs, consider whether tax-related risk disclosures (including risk disclosures) should be enhanced and tailored to the Fund’s specific circumstances.

Response:      A U.S Tax Risk section has been added to the prospectus and additional tax disclosures relating to investing in REITs have been added to the prospectus and statement of additional information.

17.	Comment: In the discussion of the four quadrants with respect to the Adviser’s investment process, the current disclosure in Quadrant 4 states that the Adviser may consider shorting stocks in certain instances. To the extent that short sales are a principal investment strategy of the Fund, please add disclosure to the “Principal Investment Strategies” section of the prospectus.

Response:      Short sales will not be a principal investment strategy of the Fund and the Adviser currently does not intend to engage in short sales. No change to the disclosure is being made.

18.	Comment: In the Fundamental policies under “Investment Limitations” in the Statement of Additional Information, please confirm that the Fund will not concentrate in BDCs, and please further clarify that, because BDCs are investment companies, that the Fund will “look through” to the underlying holdings of BDCs to applying the Fund’s concentration limitations.

Response:      The Fund intends to comply with all applicable securities laws, rules and regulations regarding the Fund’s concentration policy.

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19.	Comment: On page 12 of the Statement of Additional Information, there is a reference to collateral arrangements with respect certain derivatives not being considered the issuance of a senior security for purposes of the Fund’s Fundamental policy relating to the issuance of senior securities. Please review this disclosure and consider whether it is appropriate to revise the disclosure to reflect the requirements of Rule 18f-4 under the Investment Company Act of 1940, as amended.

Response:      This language refers to margin requirements that may be required in relation to the use of certain derivatives, and in not impacted by the implementation of Rule 18f-4. The Fund does not currently intend to invest in derivatives. No changes are being made.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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